Brian K. Miller, P.E.
500 W. Texas Ave., Suite 815
Midland, TX 79701
432/682-0610


February 14, 2011


Texas Vanguard Oil Company
P.O. Box 202650
Austin, TX 78720

Subject: Evaluation of Oil and Gas Reserves to the Interests of
         Texas Vanguard Oil Company in Certain Properties Located in Nebraska, New Mexico, Oklahoma, Texas and Wyoming. Effective January 1, 2011, Pursuant to SEC Guidelines. Project 10.1290.

Ladies and Gentlemen:

Brian K. Miller, P.E. (Miller) has completed an evaluation of proved developed producing oil and gas reserves to the interests of Texas Vanguard Oil Company (TVOC). This evaluation was requested by Mr. William G. Watson. This evaluation was based on available information provided by TVOC and obtained from public record sources. Projections of reserves and future net revenue to the subject interests were based on operating conditions, economic parameters and market conditions considered applicable as of January 1, 2011.

TOTAL RESERVES

The following table presents a summary of the net reserves and cash flow, effective January 1, 2011.

                                           Proved
                                         Developed
     Reserve Category                    Producing

    Net Oil Reserves, BBL                  461,711
    Net Gas Reserves, MCF                2,217,881
    Net Equivalent Barrels (6:1)           831,358

    Future Sales Revenue, $             47,550,160

    Taxes:
      Severance & Production, $          2,642,585
      Ad Valorem, $                      1,285,428

    Operating Expenses, $               21,094,270

    Capital Investment, $                    2,756

    Future Net Cash Flow, $             22,525,120

    Future Cash Flow Disc. @ 10%, $     13,777,940


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February 14, 2011
Page 2

Detailed projections of oil and gas reserves and associated future net revenue are included in the tables following this report letter. These tables include various data that describe the oil and gas reserve forecasts, economic parameters, and associated evaluation parameters such as interests, taxes, product prices, operating cost, and investments, as applicable. Following these tables are graphs of production histories with associated reserve projections for each individual property.

Future net revenue is income to the evaluated interests after consideration of royalty payable to others, production (severance) and property taxes, operating expenses and investments, as applicable. Future net revenue is presented in this evaluation on a before federal income tax basis and does not consider any encumbrances against the properties if such exist. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the revenue.

This report includes only those costs and revenues considered to be directly attributable to the subject properties. There could exist other revenues, overhead costs, or other costs associated with TVOC. Such additional costs and revenues are outside the scope of this report. This report is not a financial statement for TVOC and should not be used as the sole basis for any transaction concerning TVOC. In this report, Miller expresses no opinion as to the fair market value of the evaluated interests.

Miller is an independent consulting petroleum engineer and does not own an interest in the evaluated properties or any interest in TVOC. Millers compensation for the preparation of this report is not contingent upon or subject to the results of this evaluation.

Reserves were evaluated and classified according to the attached
Definitions of Oil and Gas Reserves for evaluations prepared for disclosure to the Securities and Exchange Commission (SEC).

Miller utilized industry-accepted methods of engineering in preparing the projections of oil and gas reserves estimates included in this evaluation. However, it should be noted that the estimates of oil and gas reserves carry any inherently high degree of risk due to the uncertainties in the interpretation and quality of the available historical data.

Miller reserves the right to revise the estimates and associated economics contained herein without notice based on any revisions to the data utilized or any subsequent event that would in the opinion of Miller, cause a material change in those estimates. These estimates are being furnished with the understanding that revisions may be required in the future as a result of future performance, operational changes, and changes in product prices and taxes.

Current oil and gas production was obtained from the Railroad Commission of Texas (TRRC). Furthermore, Miller utilized historical production data obtained from the TRRC and a standard information source considered reliable by the Oil and Gas Industry. All of the data was accepted as correct and utilized by Miller in the preparation of this report. Miller expresses no opinion as to the validity of the above information used for the basis of this evaluation.

Miller did not perform on-site operational and environmental reviews of the individual properties in this evaluation. These investigations were considered outside the scope of services requested.

PRICES AND COSTS

An oil price of $79.43 per barrel based on a New York Mercantile Exchange price (NYMEX) was utilized as the base oil price as of the effective date. This base price represents the average of the closing price for light sweet crude oil traded on NYMEX on the first day of the month for each month in 2010. If the first day

Texas Vanguard Oil Company
February 14, 2011
Page 3

of the month fell on a weekend or holiday, then the prior trading day closing price was used in the average. The base oil price was adjusted for each evaluated property, and the adjustments came from average historical differentials between the actual prices received by each property and the average NYMEX prices for the month for months from December 2009 through November 2010. Oil price data was provided by TVOC on the properties from December 2009 through November 2010. The base oil price plus or minus the applicable price differential for each individual property was held constant through the economic life of the property.

A gas price of $4.45 per MMBTU of natural gas based on a New York Mercantile Exchange price (NYMEX) was utilized as the base gas price. This base price represents the average of the closing price of natural gas traded on NYMEX on the first day of the month for each month in 2010. If the first day of the month fell on a weekend or a holiday, then the prior trading day closing price was used in the average. The base gas price was adjusted for each evaluated property for BTU content, compression and treating, and contract terms, and the adjustments came from average historical ratios between the actual prices received by each property and the average NYMEX prices for the month for months from November 2009 and October 2010. Gas price data was provided by TVOC on the properties from November 2009 through October 2010. The base gas price multiplied by this ratio for each individual property was held constant through the economic life of the property.

TVOC provided Lease operating expenses (LOEs) for all of 2010 on the operated properties and the non-operated properties. The lease operating expenses (LOEs) were adjusted for nonrecurring items and averaged for the months included. LOEs include normal repairs and maintenance such as pulling jobs and chemicals. LOEs were held constant for the economic live of the properties.

The evaluated interests also include royalty and overriding royalty interests. These royalty interests are not subject to operating expenses. However, economic lifetimes were calculated for each property by estimating abandonment rates for the evaluated properties. Based on experience, the abandonment rates are representative of the wells in the field.

State production and ad valorem taxes were deducted at published rates as applicable.

PROPERTY REVIEW

This evaluation includes engineering projections of proved developed producing oil and gas reserves for 325 wells on 266 leases. The estimated reserves are 55.5% oil based on barrels of oil equivalent and the estimated future net revenue is 73.8% oil based on future net sales. The most valuable property, the Zimmerhanzel #1RE, accounts for 4.0% of the future net revenue discounted at 10%. The
Zimmerhanzel #1RE is located in the Giddings (Austin
Chalk-3)field in Fayette, County, Texas and is operated by Lama Energy LLC. TVOC owns a 0.1250 Working Interest
(WI) and a 0.09625 Net Revenue Interest (NRI) in the well. The well began producing in January 2010 and has cumulative production of 42,938 Bbl. of oil and 19,686
Mcf of gas through December 2010. There is an inherent degree of risk with wells with a short production history.
However, projections of future reserves on the Zimmerhanzel #1RE were based on performance and analogies to offset wells. In addition, the remaining evaluated leases exhibit mature and stable decline trends and projections of oil and gas reserves were based on extrapolation of historical decline trends.

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February 14, 2011
Page 4

Of the 325wells evaluated, 234 are operated by TVOC and represent 81.6% ($11,245.7M) of the future net revenue discounted at 10%.


It has been a pleasure in preparing this evaluation. All information utilized in the preparation of this evaluation will be retained and is available for your review.

Yours very truly,



s/Brian K. Miller

Brian K. Miller, P.E.

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